UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 19, 2007

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President, COO, CEO and Director
Date: September 19, 2007

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL ACHIEVES STRONG PRICES FOR ITS AUGUST DIAMOND TENDER
AND LOOKS TO ADD VALUE BY DIVERSIFYING ITS SALES APPROACH

September 19, 2007. Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF) reports on its diamond tender sales completed in August 2007.

A total of 2,713.27 carats were offered for sale at then tender, representing production from Wouterspan, Holpan and Klipdam. Of this amount, the Company sold a total of 1,547.37 carats for total revenue of US$5,202,103, or US$3,362 per carat. Of the tender, 51% of the revenue is attributable to Rockwell.

The largest diamond sold on the tender was a 72.58 carat intense fancy yellow stone from Klipdam for which a price of US$919,889, or US$12,674 per carat was achieved. In addition, the parcel included 25 stones in the range 10 to 20 carats, nine stones in the 20 to 30 carat size range, and five stones ranging above 30 carats including the 72 carat stone. Five diamonds were sold for above US$10,000 per carat; three of these were D colour and two were fancy intense yellow. The highest price achieved was US$24,300 per carat for a 22.59 carat D colour gemstone.

Diamonds recovered during August were produced at an operating cost of approximately US$3 per tonne or US$857 per carat.

A total of 1,166 carats of original production, up to 2.5 carat stones, were also retained. An arms length valuation of US$219.65 per carat was obtained for these diamonds, representing a total amount of US$256,312. This part of the production represents 43% of carat production but only 4.7% of potential total revenue of the August production. Based on market research of prices being realized for different sizes and categories of diamonds in New York, Antwerp and South Africa, the Company has set up a mechanism whereby these diamonds will be exported to Antwerp through the official procedures of the South African Diamond Bourse. Thereafter, they will be marketed and sold in Antwerp and the funds raised in this manner repatriated to South Africa. Based on its investigation to date, Rockwell is confident that it will achieve an extra margin of some 10 to 15% on the sale of these diamonds in Antwerp, net of handling and other costs.

This initiative, whereby stones of lower quality smaller than 2.5 carats will be auctioned in Antwerp, is part of the Company's drive to differentiate its production and create additional margins on prices achieved in the past by selling selected portions of its production in niche markets. In this case, the Antwerp market provides a much larger pool of international buyers all aggressively looking to source gem quality diamonds to sustain the giant cutting and polishing industry in India, south-east Asia and elsewhere.

The effective average prices that would have been achieved for August diamond production, assuming that the lower quality stones of less than 2.5 carats had been included at the arms length valuation noted above, is indicated in the table below. The final corrected average US$ per carat sales price for August production will be revised in respect of changes that result from the sale of the less than 2.5 carat stones once this process is complete.

OPERATION	SALES (carats)	AVERAGE PRICE (US$ per carat)
Wouterspan	986.79	2,507
Holpan	962.44	692
Klipdam	764.04	3,021
TOTAL	2,713.27	2,011

President and COO John Bristow noted that, "August again saw the Company achieve its target production of over 2,500 carats for the month. Bids received on the sales tender indicate market conditions remain robust for high quality gemstone production. In line with our intent to further leverage value from our unique diamond product, Rockwell has embarked on several initiatives that will allow improved margins by selling certain segments of production into markets in which certain categories of diamonds are more highly sought than in the local South African market. For this reason, the Company will undertake a series of sales over the next few months to establish the extent to which increased margins can be achieved through selling stones of less than 2.5 carats in Antwerp. It is our expectation that margins may be 10 to 15% better, net of costs of export and handling."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.